Kimberly Karcewski Vargo 202.346.4304 kvargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

June 10, 2015

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Investments Funds, Inc., Reg. No. 811-04041

Dear Ms. Churko:

On behalf of GE Investments Funds, Inc. (the “Registrant”), we are submitting this letter in response to the staff’s comments provided via telephone on May 12, 2015, regarding the staff’s review of the Registrant’s February 27, 2015 Form N-CSR filing with the Securities and Exchange Commission (the “Commission”). We set forth first the comment and then the Registrant’s response.

Comment 1. The summary prospectus on the Registrant’s website should include links to the statutory prospectus and statement of additional information (the “SAI”) that are continuously visible and take you directly to the linked document in accordance with Rule 498(e) under the Securities Act of 1933 (the “1933 Act”).

Response 1. The Registrant will reconfigure its website so that the links to the statutory prospectus and statement of additional information are continuously visible in accordance with Rule 498(e) under the 1933 Act. The Registrant expects the update to its website to be complete by the end of the 3rd quarter of 2015.

Comment 2. The SAI on the Registrant’s website should include links in the table of contents to permit persons to move directly back and forth between each section heading in accordance with Rule 498(e) under the 1933 Act.

Response 2. The Registrant will update the version of the SAI to include applicable bookmarks that would permit persons to move directly back and forth between each section heading.

Comment 3. In future financial highlights, disclose the ratio of expenses to average net assets before the ratio of income to average net assets, which is the order prescribed by Form N-1A.

Response 3. The Registrant will disclose the ratios in the financial highlights in the order prescribed by Form N-1A on a going forward basis.

Ms. Churko

June 10, 2015

Comment 4. It appears that the Core Value Equity Fund invests in exchange-traded funds and a money market fund. Explain why the fund does not include in its prospectus fee table a line item for acquired fund fees and expenses. If the fees and expenses incurred indirectly by the Fund as a result of its investment in such acquired funds exceed 0.01% of the Fund’s average net assets, supplement the fund’s prospectus to include the acquired fund fee and expense line item.

Response 4. The Registrant hereby confirms that the fund’s acquired fund fees and expenses were less than 0.01% of the fund’s average net assets.

Comment 5. The Income Fund’s portfolio turnover ratios for the past few years have ranged from 250% to 350%. Consistent with Instruction 7 of Item 9 of Form N-1A, disclose in the fund’s prospectus that the fund engages in active and frequent trading and that the costs of such trading may affect the fund’s performance.

Response 5. The Registrant will include disclosure regarding the fund’s active and frequent trading in its next post-effective amendment to its registration statement.

Comment 6. The Registrant discloses that the Real Estate Securities Fund is a non-diversified fund, but it appears that the fund has been operating as a diversified fund for the past three years. Confirm that, prior to, once again, operating as a non-diversified fund, the fund will obtain shareholder approval consistent with Rule 13a-1 under the Investment Company Act of 1940 and the January 3, 1989 Allied Capital Corporation no-action letter.

Response 6. The Registrant hereby confirms that it will obtain shareholder approval prior to operating as a non-diversified fund.

Comment 7. Explain why the Premier Growth Equity Fund does not include in its prospectus fee table a line item for acquired fund fees and expenses when it had 3% of its assets invested in a money market fund as of December 31, 2014. If the fees and expenses incurred indirectly by the Fund as a result of its investment in such acquired fund exceed 0.01% of the Fund’s average net assets, supplement the fund’s prospectus to include the acquired fund fee and expense line item.

Response 7. The Registrant hereby confirms that the fund’s acquired fund fees and expenses were less than 0.01% of the fund’s average net assets.

We trust that these responses adequately address the staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s filing that is the subject of this letter. The Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Churko

June 10, 2015

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo